SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the six months ended September 30, 2008 (Friday, November 7, 2008)

2.	Notice on interim dividend (Friday, November 7, 2008)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, NOVEMBER 7, 2008)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2008 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 7, 2008 — Kubota Corporation reported its consolidated results of operations for the six months ended September 30, 2008 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the six months ended September 30, 2008

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Six months ended Sept. 30, 2008			% (*)	Six months ended Sept. 30, 2007	% (*)
Revenues		¥572,322		2.0	¥561,014	0.5
	[$	5,556,524	]
Operating income		¥68,076		(9.4)	¥75,113	(2.1)
	[$	660,932	]
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ [$	65,935 640,146	]	(13.5)	¥76,241	(3.1)
Net income		¥35,737		(16.9)	¥43,020	(3.0)
	[$	346,961	]
Net income per ADS
Basic		¥139.75			¥166.62
	[$	1.36	]
Diluted		¥139.75			¥166.62
	[$	1.36	]

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Sept. 30, 2008			Mar. 31, 2008
Total assets		¥1,506,083		¥1,464,270
	[$	14,622,165	]
Shareholders’ equity		¥657,475		¥648,097
	[$	6,383,252	]
Ratio of shareholders’ equity to total assets		43.7%		44.3%
Shareholders’ equity per ADS		¥2,573.25		¥2,530.44
	[$	24.98	]

Notes : The United States dollar amounts included herein represent translations using the approximate exchanging rate on September 30, 2008, ¥103=US$1, solely for convenience.

Each American Depositary Share (“ADS”) represents five common shares.

(*)	represents percentage change from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

2. Cash dividends

	(In millions of yen except per ADS amounts)
	Cash dividends per ADS
	Interim	Year end	Total
Year ended March 31, 2008	¥30.00	¥40.00	¥70.00
Year ending March 31, 2009	¥35.00	Not decided	Not decided

3. Anticipated results of operations for the year ending March 31, 2009

	(In millions of yen except per ADS amounts)
	Year ending March 31, 2009	% (*)
Revenues	¥1,135,000	(1.7)
Operating income	¥110,000	(19.6)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥105,000	(14.3)
Net income	¥58,000	(14.7)
Net income per ADS	¥227.00

Note : (*) represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in number of material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes
	Please refer to “4. Other information” on page 6.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements
	a) Changes due to the revision of accounting standards: Yes
	b) Changes in matters other than a) above: No
	Please refer to “4. Other information” on page 6.

(4)	Number of shares outstanding including treasury stock as of September 30, 2008	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2008	:	1,285,919,180
	Number of treasury stock as of September 30, 2008	:	8,398,854
	Number of treasury stock as of March 31, 2008	:	5,315,673
	Weighted average number of shares outstanding during the six months ended September 30, 2008	:	1,278,563,761
	Weighted average number of shares outstanding during the six months ended September 30, 2007	:	1,290,983,689

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the six months under review

For the six months ended September 30, 2008, revenues of Kubota Corporation and subsidiaries (collectively “the Company”) increased ¥11.3 billion (2.0%), to ¥572.3 billion from the corresponding period in the prior year, due mainly to an increase in overseas revenues in Internal Combustion Engine & Machinery, while the domestic revenues were slightly decreased.

In the domestic market, revenues decreased ¥6.1billion (2.3%), to ¥259.6 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery slightly decreased. Sales of construction machinery declined substantially, while sales of farm equipment and engines increased. Revenues in Pipes, Valves, and Industrial Castings increased due mainly to sales increase of ductile iron pipes, while sales of industrial castings decreased. Revenues in Environmental Engineering increased. However, revenues in Other decreased.

In overseas markets, revenues increased ¥17.4 billion (5.9%), to ¥312.7 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery increased mainly due to sales increase of farm equipment and engines, even though sales of construction machinery declined. Revenues in Pipes, Valves, and Industrial Castings substantially increased due to sales increase of ductile iron pipes. Revenues in Environmental Engineering decreased, while revenues in Other increased. As a result, the ratio of overseas revenues to consolidated revenues rose 2.0 percentage points, to 54.6% compared with the corresponding period in the prior year.

Operating income decreased ¥7.0 billion (9.4%), to ¥68.1 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery decreased mainly due to appreciation of the yen and price hikes of materials. Operating income in Pipes, Valves, and Industrial Castings decreased owing to sharp price hikes of raw materials. Although operating loss in Environmental Engineering decreased due to an increase in revenues, operating income in Other decreased due to a decreased sales of vending machines.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥10.3 billion (13.5%), to ¥65.9 billion.

Income taxes were ¥25.8 billion (representing an effective tax rate of 39.1%), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥4.4 billion. As a result, net income was ¥35.7 billion, ¥7.3 billion (16.9%) lower than the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥421.1 billion, 3.1% higher than the corresponding period in the prior year, comprising 73.6% of consolidated revenues. Domestic revenues decreased 1.1%, to ¥127.7 billion, and overseas revenues increased 5.0%, to ¥293.4 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, the demand for farm equipment was lackluster caused by sharp price hikes of fuel and agricultural materials. In this circumstance, the Company made efforts to stimulate the market by way of the active introduction of new products and implementation of aggressive promotional sales activity. As a result, sales of tractor and farm equipment increased from the corresponding period in the prior year.

Sales of engines increased steadily due to expansion of sales to domestic manufacturers of construction and industrial machinery. On the other hand, sales of construction machinery decreased due to a decrease in sales to construction machinery rental companies affected by weakening investment in construction.

In overseas markets, sales of tractors increased. Sales of tractors in North America decreased due to a stagnation of the housing related markets in the U.S. In Asia outside Japan, sales of tractors sustained high rates of growth, centering on Thailand. Sales of tractors in Europe also increased steadily due to aggressive promotional sales activities. Sales of farm machinery increased sharply owing to a significant business expansion in China. On the other hand, sales of engines remained almost the same level as the corresponding period in the prior year. As for sales of construction machinery decreased slightly due to decline in sales in North America.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 5.9%, to ¥92.6 billion from the corresponding period in the prior year, comprising 16.2% of consolidated revenues. Domestic revenues increased 2.7%, to ¥76.3 billion, and overseas revenues increased 24.0%, to ¥16.3 billion. This segment comprises pipes and valves (ductile iron pipes, spiral welded steel pipes, plastic pipes, and valves), and industrial castings.

In the domestic market, sales of ductile iron pipes increased owing largely to the price-raisings. Sales of plastic pipes increased in spite of declining demand. Sales of spiral welded steel pipes also increased. On the other hand, sales of industrial castings decreased substantially due to decreased sales of ductile tunnel segment.

In overseas markets, export sales of ductile iron pipes to the Middle East were brisk, while sales of industrial castings were sluggish.

3) Environmental Engineering

Revenues in Environmental Engineering increased 20.1%, to ¥23.4 billion from the corresponding period in the prior year, comprising 4.1% of consolidated revenues. Domestic revenues increased 24.8%, to ¥21.3 billion, and overseas revenues decreased 13.0%, to ¥2.1 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the Waste Engineering increased largely, and Water & Sewage Engineering products increased steadily. On the other hand, sales of all products were less than the corresponding period in the prior year in overseas markets.

4) Other

Revenues in Other decreased 22.8%, to ¥35.2 billion from the corresponding period in the prior year, comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.1%, to ¥34.3 billion, and overseas revenues increased 149.6%, to ¥0.9 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine decreased in this segment due to the decreased demand for cigarettes-vending machine with the function of age-identification, for which the temporary demand was very high level in the prior year. In addition, sales of condominiums in the fiscal year were absent because shares of the subsidiary which conducted condominium business were partially sold and the subsidiary changed into an affiliated Company in the prior year. Sales of construction and septic tanks also decreased.

Kubota Corporation

and Subsidiaries

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of September 2008 amounted to ¥1,506.1 billion, an increase of ¥41.8 billion (2.9%) compared with those at the end of March 2008. As for assets, current assets increased largely. The primary reason for this increase was an increase in trade accounts resulting from a large reduction in sales of trade accounts in North America. As for liabilities, although Interest-bearing debt increased largely due to a decrease in sales of trade accounts, trade notes and accounts payable decreased. An increase in total shareholders’ equity were modest compared with an increase in recorded net income affected by a decrease in accumulated other comprehensive income. Shareholders’ equity ratio was 43.7%, 0.6 percentage points lower than the prior year end.

(2) Cash flows

Net cash used in operating activities during the six months under review was ¥8.1 billion, as compared to ¥45.8 of net cash provided by operating activities in the corresponding period in the prior year. Total net cash provided by operating activities largely decreased due to a sharp reduction in sales of trade accounts, in addition to a decrease in net income and an increase in inventories.

Net cash used in investing activities during the six months under review was ¥42.8 billion, an increase of ¥6.4 billion from the corresponding period prior year. In addition to an increase in purchases of fixed assets, combined effect of increase in finance receivables and collection of finance receivables resulted in increase in net cash used in investing activities.

Net cash provided by financing activities during the six months under review was ¥45.8 billion, as compared to ¥3.0 of net cash used in financing activities in the corresponding period in the prior year. Total net cash provided by financing activities largely increased due to increases in short-term borrowings and long-term debt resulted from a reduction in sales of trade accounts in North America.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of September 2008 were ¥82.0 billion, a decrease of ¥6.8 billion from the prior year-end.

3. Prospect for the fiscal year under review

The Company revised upward a forecast of revenues for the year ending March 31, 2009 by ¥15.0 billion, to ¥1,135.0 billion from the previous forecast, which was released in May 13, 2008, in consideration of sales performance of the first half of this fiscal year.

In the domestic market, revenues in Pipes, Valves and Industrial Castings are expected to increase, and revenues in Environmental Engineering are estimated at the same level as in the prior year. On the other hand, revenues in Internal Combustion Engine and Machinery are forecast to decrease due to sales decline in construction machinery. Revenues in Other are also forecast to decrease due to sales decline in vending machine. Accordingly, total domestic revenues are forecast to decrease from the prior year.

Overseas revenues are also forecast to decrease from the prior year. The Company forecasts lower revenues of Internal Combustion Engine and Machinery in North American and European markets due to worsening market conditions.

The forecast of operating income remains unchanged at ¥110.0 billion from the previous forecast. Income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies is forecast to decrease ¥5.0 billion, to ¥105.0 billion, from the previous forecast. Net income is also forecast to decrease ¥5.0 billion, to ¥58.0 billion, from the previous forecast. (These forecasts are based on the assumption of an exchange rate of ¥104=US$1.)

	(In millions of yen)
	Previous Forecasts on May 13, 2008	Revised Forecasts	Change		Prior year (Year ended March 31, 2008)
Revenues	1,120,000	1,135,000	15,000	1.3%	1,154,574
Operating Income	110,000	110,000	—	—	136,875
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	110,000	105,000	(5,000)	(4.5%)	122,577
Net income	63,000	58,000	(5,000)	(7.9%)	68,026

Kubota Corporation

and Subsidiaries

4. Other information

(1) Changes in number of material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the six months ended September 30, 2008 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

1) Changes due to the revision of accounting standards

Since April 1, 2008, the Company has adopted SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of this statement did not have a material impact on the Company’s consolidated result of operations and financial position.

2) Changes in matters other than 1) above.

None

(4) Assumptions for going concern

None

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	Sept. 30, 2008		Mar. 31, 2008		Change	Sept. 30, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	82,028		88,784		(6,756)	89,995
Notes and accounts receivable	392,878		277,937		114,941	298,287
Short-term finance receivables-net	112,873		113,409		(536)	113,479
Inventories	210,523		206,220		4,303	213,942
Interest in sold receivables	2,124		77,767		(75,643)	72,680
Other current assets	64,055		58,521		5,534	61,094

Total current assets	864,481	57.4	822,638	56.2	41,843	849,477	54.9
Investments and long-term finance receivables	353,032	23.4	350,491	23.9	2,541	403,396	26.0
Property, plant, and equipment	233,239	15.5	238,073	16.3	(4,834)	239,429	15.5
Other assets	55,331	3.7	53,068	3.6	2,263	55,171	3.6

Total	1,506,083	100.0	1,464,270	100.0	41,813	1,547,473	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)
	Sept. 30, 2008		Mar. 31, 2008		Change	Sept. 30, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	136,260		113,087		23,173	140,972
Notes and accounts payable	202,071		212,274		(10,203)	228,245
Other current liabilities	131,501		128,124		3,377	140,213
Current portion of long-term debt	54,135		65,976		(11,841)	75,137

Total current liabilities	523,967	34.8	519,461	35.5	4,506	584,567	37.8
Long-term liabilities:
Long-term debt	213,708		183,945		29,763	158,581
Accrued retirement and pension costs	39,118		43,790		(4,672)	26,264
Other long-term liabilities	27,584		25,747		1,837	49,998

Total long-term liabilities	280,410	18.6	253,482	17.3	26,928	234,843	15.2

Minority interests	44,231	2.9	43,230	2.9	1,001	40,429	2.6

Shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	449,416		423,927		25,489	411,053
Accumulated other comprehensive income	17,671		31,177		(13,506)	82,524
Treasury stock	(6,371)		(3,766)		(2,605)	(2,702)

Total shareholders’ equity	657,475	43.7	648,097	44.3	9,378	687,634	44.4

Total	1,506,083	100.0	1,464,270	100.0	41,813	1,547,473	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Six months ended Sept. 30, 2008		Six months ended Sept. 30, 2007		Change		Year ended Mar. 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	572,322	100.0	561,014	100.0	11,308	2.0	1,154,574	100.0
Cost of revenues	413,012	72.2	394,730	70.4	18,282	4.6	824,093	71.4
Selling, general, and administrative expenses	90,610	15.8	91,169	16.2	(559)	(0.6)	192,935	16.7
Loss from disposal and impairment of businesses and fixed assets	624	0.1	2	0.0	622	—	671	0.0

Operating income	68,076	11.9	75,113	13.4	(7,037)	(9.4)	136,875	11.9

Other income (expenses):
Interest and dividend income	2,692		2,097		595		4,472
Interest expense	(1,184)		(753)		(431)		(986)
Gain on sales of securities-net	16		583		(567)		704
Valuation loss on other investments	(708)		(40)		(668)		(6,715)
Foreign exchange loss-net	(2,199)		(29)		(2,170)		(9,043)
Other-net	(758)		(730)		(28)		(2,730)

Other income (expenses), net	(2,141)		1,128		(3,269)		(14,298)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	65,935	11.5	76,241	13.6	(10,306)	(13.5)	122,577	10.6

Income taxes	25,790		29,339		(3,549)		48,044
Minority interests in earnings of subsidiaries	4,588		4,065		523		6,790
Equity in net income of affiliated companies	180		375		(195)		94

Income from continuing operations	35,737	6.2	43,212	7.7	(7,475)	(17.3)	67,837	5.9
Income (loss) from discontinued operations, net of taxes	—		(192)		192		189

Net income	35,737	6.2	43,020	7.7	(7,283)	(16.9)	68,026	5.9

	(In yen)
Basic earnings per ADS (5 common shares):	139.75		166.62				264.01
Diluted earnings per ADS (5 common shares):	139.75		166.62				264.01

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

	(In millions of yen)
	Six months ended Sept. 30, 2008	Six months ended Sept. 30, 2007	Change
Operating activities:
Net income	35,737	43,020
Depreciation and amortization	15,060	14,694
Valuation loss on other investments	708	40
Minority interests in earnings of subsidiaries	4,588	4,065
Deferred income taxes	4,730	7,632
(Increase) decrease in notes and accounts receivable	(119,419)	24,807
Increase in inventories	(10,708)	(2,523)
Decrease in interest in sold receivables	69,502	4,171
Increase in other current assets	(11,850)	(20,315)
Decrease in trade notes and accounts payable	(1,514)	(14,459)
Increase (decrease) in income taxes payable	2,070	(8,352)
Increase in other current liabilities	10,358	7,354
Decrease in accrued retirement and pension costs	(4,692)	(5,328)
Other	(2,628)	(8,958)

Net cash provided by (used in) operating activities	(8,058)	45,848	(53,906)

Investing activities:
Purchases of fixed assets	(15,975)	(15,382)
Proceeds from sales of property, plant, and equipment	641	1,218
Increase in finance receivables	(102,807)	(101,501)
Collection of finance receivables	75,803	76,909
Other	(501)	2,271

Net cash used in investing activities	(42,839)	(36,485)	(6,354)

Financing activities:
Proceeds from issuance of long-term debt	63,068	38,819
Repayments of long-term debt	(36,864)	(34,500)
Net increase in short-term borrowings	33,197	5,473
Cash dividends	(10,248)	(9,043)
Purchases of treasury stock	(2,614)	(2,525)
Other	(719)	(1,193)

Net cash provided by (used in) financing activities	45,820	(2,969)	48,789

Effect of exchange rate changes on cash and cash equivalents	(1,679)	1,000	(2,679)

Net increase (decrease) in cash and cash equivalents	(6,756)	7,394	(14,150)
Cash and cash equivalents at beginning of period	88,784	82,601

Cash and cash equivalents at end of period	82,028	89,995

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Six months ended September 30, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	421,078	92,638	23,407	35,199	572,322	—	572,322
Intersegment	15	121	83	7,111	7,330	(7,330)	—

Total	421,093	92,759	23,490	42,310	579,652	(7,330)	572,322

Cost of revenues and operating expenses	347,835	89,198	26,633	40,288	503,954	292	504,246
Operating income (loss)	73,258	3,561	(3,143)	2,022	75,698	(7,622)	68,076

Six months ended September 30, 2007

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	408,507	87,439	19,486	45,582	561,014	—	561,014
Intersegment	10	76	35	7,260	7,381	(7,381)	—

Total	408,517	87,515	19,521	52,842	568,395	(7,381)	561,014

Cost of revenues and operating expenses	333,346	81,495	23,400	47,747	485,988	(87)	485,901
Operating income (loss)	75,171	6,020	(3,879)	5,095	82,407	(7,294)	75,113

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Six months ended September 30, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	280,302	152,957	66,500	64,625	7,938	572,322	—	572,322
Intersegment	147,561	5,799	2,089	696	—	156,145	(156,145)	—

Total	427,863	158,756	68,589	65,321	7,938	728,467	(156,145)	572,322

Cost of revenues and operating expenses	391,017	141,321	61,506	55,850	6,611	656,305	(152,059)	504,246
Operating income	36,846	17,435	7,083	9,471	1,327	72,162	(4,086)	68,076

Six months ended September 30, 2007

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	281,469	168,441	62,974	41,623	6,507	561,014	—	561,014
Intersegment	138,608	5,728	2,191	846	—	147,373	(147,373)	—

Total	420,077	174,169	65,165	42,469	6,507	708,387	(147,373)	561,014

Cost of revenues and operating expenses	372,279	153,311	58,270	37,020	5,582	626,462	(140,561)	485,901
Operating income	47,798	20,858	6,895	5,449	925	81,925	(6,812)	75,113

(3) Overseas revenues

Six months ended September 30, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	150,777	69,196	73,823	18,888	312,684
Consolidated revenues					572,322
Ratio of overseas revenues to consolidated revenues	26.3%	12.1%	12.9%	3.3%	54.6%

Six months ended September 30, 2007

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	166,881	65,020	48,670	14,691	295,262
Consolidated revenues					561,014
Ratio of overseas revenues to consolidated revenues	29.7%	11.6%	8.7%	2.6%	52.6%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Consolidated Statements of Shareholders’ Equity

	(In millions of yen)
		Shareholders’ Equity
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance at April 1, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

Net income					35,737			35,737
Other comprehensive loss						(13,506)		(13,506)
Cash dividends, ¥40 per ADS					(10,248)			(10,248)
Purchases of treasury stock	(3,084)						(2,605)	(2,605)

Balance at September 30, 2008	1,277,520	84,070	93,150	19,539	449,416	17,671	(6,371)	657,475

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Six months ended Sept. 30, 2008		Six months ended Sept. 30, 2007		Change		Year ended Mar. 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	367,731	64.3	351,160	62.6	16,571	4.7	677,074	58.6

Domestic	116,933		115,197		1,736	1.5	218,828
Overseas	250,798		235,963		14,835	6.3	458,246

Construction Machinery	53,347	9.3	57,347	10.2	(4,000)	(7.0)	116,580	10.1

Domestic	10,757		13,965		(3,208)	(23.0)	29,488
Overseas	42,590		43,382		(792)	(1.8)	87,092

Internal Combustion Engine & Machinery	421,078	73.6	408,507	72.8	12,571	3.1	793,654	68.7

Domestic	127,690	22.3	129,162	23.0	(1,472)	(1.1)	248,316	21.5
Overseas	293,388	51.3	279,345	49.8	14,043	5.0	545,338	47.2

Pipes and Valves	70,835	12.4	61,680	10.9	9,155	14.8	151,846	13.2

Domestic	65,397		59,714		5,683	9.5	144,949
Overseas	5,438		1,966		3,472	176.6	6,897

Industrial Castings	21,803	3.8	25,759	4.6	(3,956)	(15.4)	49,753	4.3

Domestic	10,914		14,561		(3,647)	(25.0)	26,100
Overseas	10,889		11,198		(309)	(2.8)	23,653

Pipes, Valves, & Industrial Castings	92,638	16.2	87,439	15.5	5,199	5.9	201,599	17.5

Domestic	76,311	13.4	74,275	13.2	2,036	2.7	171,049	14.8
Overseas	16,327	2.8	13,164	2.3	3,163	24.0	30,550	2.7

Environmental Engineering	23,407	4.1	19,486	3.5	3,921	20.1	70,878	6.1

Domestic	21,319	3.7	17,086	3.1	4,233	24.8	64,934	5.6
Overseas	2,088	0.4	2,400	0.4	(312)	(13.0)	5,944	0.5

Building Materials & Housing	3,166	0.5	6,453	1.2	(3,287)	(50.9)	9,931	0.9

Domestic	3,166		6,453		(3,287)	(50.9)	9,931

Other	32,033	5.6	39,129	7.0	(7,096)	(18.1)	78,512	6.8

Domestic	31,152		38,776		(7,624)	(19.7)	78,006
Overseas	881		353		528	149.6	506

Other	35,199	6.1	45,582	8.2	(10,383)	(22.8)	88,443	7.7

Domestic	34,318	6.0	45,229	8.1	(10,911)	(24.1)	87,937	7.7
Overseas	881	0.1	353	0.1	528	149.6	506	0.0

Total	572,322	100.0	561,014	100.0	11,308	2.0	1,154,574	100.0

Domestic	259,638	45.4	265,752	47.4	(6,114)	(2.3)	572,236	49.6
Overseas	312,684	54.6	295,262	52.6	17,422	5.9	582,338	50.4

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Industry Segment

	(In billions of yen)
	Year ending March 31, 2009		Year ended March 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Domestic	238.5		248.3		(9.8)	(3.9)
Overseas	534.0		545.4		(11.4)	(2.1)

Internal Combustion Engine and Machinery	772.5	68.1	793.7	68.7	(21.2)	(2.7)

Domestic	181.5		171.0		10.5	6.1
Overseas	35.5		30.6		4.9	16.0

Pipes, Valves, and Industrial Castings	217.0	19.1	201.6	17.5	15.4	7.6

Domestic	65.5		65.0		0.5	0.8
Overseas	6.0		5.9		0.1	1.7

Environmental Engineering	71.5	6.3	70.9	6.1	0.6	0.8

Domestic	73.0		87.9		(14.9)	(17.0)
Overseas	1.0		0.5		0.5	100.0

Other	74.0	6.5	88.4	7.7	(14.4)	(16.3)

Total	1,135.0	100.0	1,154.6	100.0	(19.6)	(1.7)

Domestic	558.5	49.2	572.2	49.6	(13.7)	(2.4)
Overseas	576.5	50.8	582.4	50.4	(5.9)	(1.0)

Kubota Corporation

and Subsidiaries

< Reference >

Results for Three Months Ended September 30, 2008

Consolidated Statements of Income

	(In millions of yen)
	Three months ended Sept. 30, 2008
	Amount	%
Revenues	310,435	100.0
Cost of revenues	228,403	73.6
Selling, general, and administrative expenses	48,108	15.5
Loss from disposal and impairment of businesses and fixed assets	398	0.1

Operating income	33,526	10.8

Other income (expenses):
Interest and dividend income	514
Interest expense	(739)
Gain on sales of securities -net	—
Valuation loss on other investments	(2)
Foreign exchange loss -net	(4,630)
Other -net	(201)

Other income (expenses), net	(5,058)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	28,468	9.2

Income taxes	10,777
Minority interests in earnings of subsidiaries	2,444
Equity in net income of affiliated companies	453

Income from continuing operations	15,700	5.1
Income (loss) from discontinued operations, net of taxes	—

Net income	15,700	5.1

	(In yen)
Basic earnings per ADS (5 common shares):	61.45
Diluted earnings per ADS (5 common shares):	61.45

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Three months ended September 30, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	224,768	52,861	13,966	18,840	310,435	—	310,435
Intersegment	15	71	18	3,909	4,013	(4,013)	—

Total	224,783	52,932	13,984	22,749	314,448	(4,013)	310,435

Cost of revenues and operating expenses	189,672	50,120	15,450	21,690	276,932	(23)	276,909
Operating income (loss)	35,111	2,812	(1,466)	1,059	37,516	(3,990)	33,526

(2) Information by geographic segments

Three months ended September 30, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	154,676	81,456	32,912	37,110	4,281	310,435	—	310,435
Intersegment	69,967	2,875	994	360	—	74,196	(74,196)	—

Total	224,643	84,331	33,906	37,470	4,281	384,631	(74,196)	310,435

Cost of revenues and operating expenses	205,191	75,359	30,706	32,023	3,594	346,873	(69,964)	276,909
Operating income	19,452	8,972	3,200	5,447	687	37,758	(4,232)	33,526

(3) Overseas revenues

Three months ended September 30, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	79,801	35,092	42,079	10,527	167,499
Consolidated revenues					310,435
Ratio of overseas revenues to consolidated revenues	25.7%	11.3%	13.6%	3.4%	54.0%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended Sept. 30, 2008
	Amount	%
Farm Equipment and Engines	197,472	63.6

Domestic	62,262
Overseas	135,210

Construction Machinery	27,296	8.8

Domestic	6,038
Overseas	21,258

Internal Combustion Engine & Machinery	224,768	72.4

Domestic	68,300	22.0
Overseas	156,468	50.4

Pipes and Valves	41,669	13.4

Domestic	38,271
Overseas	3,398

Industrial Castings	11,192	3.6

Domestic	5,205
Overseas	5,987

Pipes, Valves, & Industrial Castings	52,861	17.0

Domestic	43,476	14.0
Overseas	9,385	3.0

Environmental Engineering	13,966	4.5

Domestic	12,706	4.1
Overseas	1,260	0.4

Building Materials & Housing	1,595	0.5

Domestic	1,595

Other	17,245	5.6

Domestic	16,859
Overseas	386

Other	18,840	6.1

Domestic	18,454	5.9
Overseas	386	0.2

Total	310,435	100.0

Domestic	142,936	46.0
Overseas	167,499	54.0

November 7, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 7, 2008 that the Company would pay interim dividend.

1. Details of interim dividend

	Interim dividend of this fiscal year	Interim dividend of the prior year
Record date	September 30, 2008	September 30, 2007
Interim dividend per ADS	¥35	¥30
Amount of dividend	¥8,945 million	¥7,733 million
Date of payment	December 5, 2008	December 5, 2007
Resource of interim dividend	Retained earnings	Retained earnings

2. Reasons for raising interim dividend

The Company raised the annual dividend per ADS from ¥60 to ¥70 in the prior year. Based on the annual dividend of the prior year, the Company decided to pay a half of the prior year’s annual dividend as interim dividend of this fiscal year.

(Reference)

	(per ADS)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ending March 31, 2009)	¥35	To be determined	To be determined
The prior year (Year ended March 31, 2008)	¥30	¥40	¥70

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 11, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director,
General Manager of Finance & Accounting Department